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File No. 017637-1043
September 1, 2010
VIA EDGAR CORRESPONDENCE
Duc Dang
Attorney—Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CoreSite Realty Corporation Amendment No. 3 to Registration Statement on Form S-11 Filed August 10, 2010 SEC File No. 333-166810
Dear Mr. Dang:
     We are in receipt of the Staff’s letter dated August 27, 2010 with respect to the above-referenced Amendment No. 3 to the Registration Statement on Form S-11 (as it may be amended or supplemented, “Amendment No. 3”). We are responding to the Staff’s comments on behalf of CoreSite Realty Corporation (the “Company”) as set forth below. Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) the fourth amendment to the Registration Statement on Form S-11/A (“Amendment No. 4”), which reflects changes made to respond to the Staff’s comments. Courtesy copies of this letter and Amendment No. 4 (specifically marked to show the changes thereto) are being submitted to the Staff supplementally.
     The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in Amendment No. 4. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below. Page numbers referenced in the Company’s responses refer to page numbers in the marked copy of Amendment No. 4 furnished supplementally to the Staff.

September 1, 2010

Management, page 105
     1. Refer to the last several sentences of the biographical disclosure for each director or director nominee. Please revise to clarify if such qualification and experience “led to the conclusion” that such person should serve on your board.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see pages 107, 109 and 110 of Amendment No. 4.
CoreSite Predecessor
Consolidated and Combined Financial Statements, page F-19
     2. In your statement of operations, member’s equity and cash flows, please consider including a line to clearly separate the information provided on a consolidated versus a combined basis.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see pages F-19 to F-21 of Amendment No. 4.
***

September 1, 2010

     Please direct any questions or comments regarding the foregoing to the undersigned at (202) 637-1028. Thank you in advance for your cooperation in connection with this matter.

Very truly yours, /s/ Patrick H. Shannon Patrick H. Shannon of LATHAM & WATKINS LLP

Enclosures

cc:	Yolanda Crittendon, Securities and Exchange Commission
Cicely LaMothe, Securities and Exchange Commission
Stacie Gorman, Securities and Exchange Commission
Thomas M. Ray, CoreSite Realty Corporation
Edward J. Schneidman, Esq., Mayer Brown LLP
John P. Berkery, Esq., Mayer Brown LLP
Jeffrey J. Knight, KPMG LLP
Raymond Y. Lin, Esq., Latham & Watkins LLP
Brandon J. Bortner, Esq., Latham & Watkins LLP